UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File №    033-17774-NY
CUSIP №       0166A103

[ X  ] Form 10-K [   ] Form 20-F  [   ]Form 11-K  [   ] Form 10-Q  [   ] Form 10-D  [   ] Form N-SAR  [   ] Form N-CSR
For Period Ended:      31 December 2011

[   ] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR
For the transition period ended: _______________

Nothing in this form shall be construed to imply the Commission has verified any information contained herein.

If the Notification related to a portion of the filing checked above, identify the Item(s) to which the notification relates: ______________N/A_____________

Part I – Registrant Information

ALL GRADE MINING, INC.
 (Exact of registrant as specified in its charter)

COLORADO	0000823544	*
State or other jurisdiction of incorporation	Central Index Key	IRS Employer Identification №.

370 West Pleasantview Avenue Hackensack , New Jersey		07601
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code (201) 788-3785

Part II – Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seekd relief pursuant to Rule 12b-25, the following should be completed.

(a)The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;
[ X ]
(b) the subject annual report, semi-annual report, transition report on Form 10-K, Form 20-K, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subsequent distribution report on Form 10-D, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

Part III – Narrative

All Grade Mining, Inc. has hired Mr. Jerome Rosenberg, CPA, as its new CFO.  Mr. Rosenberg is president of Jerome Rosenberg CPA, P.C., a firm that was the previous auditor for All Grade Mining, Inc. The new auditor for All Grade Mining, Inc. is Marcum, LLP, located at 750 3rd Avenue, 11th Floor, New York, New York 10017. The resultant restructuring and reorganization has taken place simultaneously with key personnel of the company traveling abroad to service the Company’s mine in Chile. Unfortunately, the Company is a small company and does not have a Human Resource department to secure all the details and the key personnel had to focus on their core business.

Part IV – Other Information
(1)	Name and telephone number of person to contact in regard to this notification:

Jerome Rosenberg, CPA  631-777-2290

(2)
Have all the other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Companies Act of 1940 during the preceding 12 or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, please identify report(s). Yes [ X   ]No [   ]

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report hereof?Yes [   ]No [ X  ]

If so attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

All Grade Mining, Inc.
Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:     2 April 2012
Hackensack, New Jersey

All Grade Mining, Inc.
/s/   Gary Kouletas
By: Gary Kouletas, CEO

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 USC §1001).